

April 24, 2025

Wallace Lee
Chief Financial Officer
Bon Natural Life Limited
Room 601, Block C, Gazelle Valley , No.69, Jinye Road
High-Tech Zone , Xi'an , Shaanxi, China
People's Republic of China

> **Re: Bon Natural Life Limited**
> **Form 20-F for Fiscal Year Ended September 30, 2024**
> **File No. 001-40517**

Dear Wallace Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences